UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joseph A. Newcomb, Esq.
Vice President, General Counsel and Secretary
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Scott M. Stanton, Esq.
Morrison & Foerster llp
12531 High Bluff Drive
San Diego, California 92130
(858) 720-5100

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Discussion Points for Use by Mentor Field Sales & Customer Service
Background
•	Johnson & Johnson (NYSE: JNJ) (“J&J”) and Mentor Corporation (NYSE: MNT) (“Mentor”) have announced a definitive agreement whereby Johnson & Johnson will acquire Mentor.

•	The acquisition is expected to close in the first quarter of 2009. Mentor will report through ETHICON, Inc., a Johnson & Johnson company and leading provider of suture, mesh and other products for a wide range of surgical procedures, and will become its fourth stand-alone business unit, joining ETHICON Products, J&J Wound Management and ETHICON Women’s Health and Urology.
Key Messages
Joining ETHICON will give Mentor access to the resources that come with being part of a large company while continuing to operate as an entrepreneurial company and leader in the global aesthetics marketplace.
Building on our history as the global leader in breast and body aesthetics: Mentor has a 30+ year legacy of providing innovative breast and body aesthetic products and best-in-class service to surgeons worldwide. This next stage in the evolution of Mentor as an aesthetics market leader will enable Mentor to accelerate growth while sustaining our focus on plastic surgeons and their patients and expanding our offerings to them.
Strong cultural fit: There is a strong fit between the cultures of Mentor, ETHICON and Johnson & Johnson. Mentor will continue to operate as a stand-alone, highly entrepreneurial business unit within ETHICON. Mentor will continue to meet the needs of plastic surgeons and patients in the aesthetic market worldwide with ongoing product innovation, science and services that help people improve their appearance, personal well-being and overall quality of life.
Shared vision: ETHICON is committed to being the trusted global leader in aesthetic medicine among both consumers and professionals by providing a broad range of innovative, science and clinical-based solutions to maintain, enhance, and restore self-esteem and quality of life. Entering the breast implant business will help ETHICON achieve that vision.
Business as usual: Customers should continue to order products from Mentor and contact their Mentor sales representative for service needs.

Notice to Investors:
The tender offer for the outstanding shares of common stock of Mentor Corporation (“Mentor”), has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson and a wholly-owned subsidiary of Johnson & Johnson will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mentor will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to the stockholders of each of Mentor and Johnson & Johnson at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.